(a)(1)(F)

NOTICE TO PARTICIPANTS

IN

HERBALIFE LTD. EMPLOYEE STOCK PURCHASE PLAN

In Connection With the Tender Offer

Pursuant to the Offer to Purchase for Cash

Dated April 18, 2018

by

Herbalife Ltd.

for

Common Shares

of

Herbalife Ltd.

for

an Aggregate Cash Purchase Price of Up to $600 Million

at

a Cash Purchase Price Not Greater Than $108.00 nor Less Than $98.00 Per Share

IMMEDIATE ATTENTION REQUIRED

April 18, 2018

Re: Tender Offer for Shares of Herbalife Ltd.

Dear Plan Participant:

Our records reflect that you are a participant in the Herbalife Ltd. Employee Stock Purchase Plan (the “Plan”). Herbalife Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”), has commenced an offer to purchase common shares, par value $0.001 per share in the capital, of the Company (the “common shares”) for an aggregate cash purchase price of up to $600 million and at a per share price not greater than $108.00 nor less than $98.00, net to the seller in cash, less any applicable tax withholding and without interest, and as adjusted for any stock split, upon the terms and subject to the conditions described in the Offer to Purchase (which may be amended and supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

Enclosed are tender offer materials and a Tender Offer Instruction Form that require your immediate attention. As described below, you have the right to instruct the Plan Administrator (“Plan Admin”), as directed trustee of the Plan, whether or not to tender shares attributable to your participation in the Plan. There will be no fee to you for instructing the Plan Admin to tender your shares held in the Plan.

To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the following materials about the Offer that are enclosed with this letter:

1.	Offer to Purchase dated April 18, 2018;

2.	a Tender Offer Instruction Form; and

3.	a reply envelope.

In addition, we encourage you to review the Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 18, 2018, including the Offer to Purchase and the related Letter of Transmittal, each dated April 18, 2018, which can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these materials may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC.

You will need to complete the enclosed Tender Offer Instruction Form and return it to Computershare Trust Company, the tabulator for the tender offer (“Tabulator”) in the return envelope or via fax provided so that it is RECEIVED by 5:00 p.m., New York City time, on May 11, 2018, unless the Offer is extended. If the Offer is extended, the deadline for receipt of your instructions will be at 5:00 p.m., New York City Time on the third business day prior to the new expiration date of the Offer, as extended. FACSIMILE TRANSMITTALS OF THE TENDER OFFER INSTRUCTION FORM WILL BE ACCEPTED.

The remainder of this letter summarizes the transaction, your rights under the Plan and the procedures for directing the Plan Admin regarding the Offer. You should also review the more detailed explanation of the Offer provided in the Offer to Purchase.

BACKGROUND

The Offer is being made by the Company. The Company is offering to purchase common shares for an aggregate cash purchase price of up to $600 million and at a per share price not greater than $108.00 nor less than $98.00, net to the seller in cash, less any applicable tax withholding and without interest, and as adjusted for any stock split, upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal, the Company will purchase common shares properly tendered and not properly withdrawn for an aggregate Cash Purchase Price (as such term is defined below) of up to $600 million, constituting approximately 6.9% of the total number of outstanding common shares as of the close of trading on April 16, 2018 (assuming the Company acquires common shares pursuant to the Offer at the lowest possible cash purchase price of $98.00 per share, as adjusted for any stock split). Unless the context otherwise requires, all references to “shares” shall refer to the common shares and all references to “shares properly tendered” shall refer to “shares properly tendered and not properly withdrawn in the Offer.”

Upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal, promptly following the Expiration Time (as such term is defined in the Offer to Purchase), the Company will determine a single per share price, which will be not greater than $108.00 nor less than $98.00 per share, net to the seller in cash, less any applicable tax withholding and without interest, and as adjusted for any stock split (the “Cash Purchase Price”), that the Company will pay for those shares properly tendered for an aggregate Cash Purchase Price of up to $600 million. The Cash Purchase Price will be the lowest price per share not greater than $108.00 nor less than $98.00 per share (in multiples of $0.25), as adjusted for any stock split, at which shares have been properly tendered in the Offer that will enable the Company to purchase the maximum number of shares for an aggregate Cash Purchase Price of up to $600 million. If fewer than such number of shares as would enable the Company to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million are properly tendered, the Company will select the lowest price that will allow it to purchase all the shares that are properly tendered. In accordance with the rules of the SEC, the Company may increase the number of shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the Offer. See Section 1 of the Offer to Purchase.

The number of common shares subject to the Offer and the price per share relate to the common shares as outstanding on the date of the Offer. The Expiration Time is currently scheduled two days after the stock split distribution date (May 14, 2018), when the Company expects to effect a two-for-one stock split as described in the Company’s 2018 proxy statement. Following the stock split, the Cash Purchase Price will be adjusted ratably to reflect the increased number of common shares outstanding on a post-split basis. See Section 8 of the Offer to Purchase

All shares the Company purchases in the Offer will be purchased at the same Cash Purchase Price, regardless of whether the shareholder tendered, or was deemed to have tendered, at a lower cash price. The Company will not purchase any shares from shareholders who do not properly tender any of their common shares pursuant to the Offer prior to the Expiration Time. If the Company’s purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, the Company will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares at the

Expiration Time), which the Company will purchase on a priority basis, and except for each conditional tender whose condition was not met, which the Company will not purchase. Shares properly tendered, but not purchased pursuant to the Offer, will be returned to the tendering shareholders at the Company’s expense promptly after the Offer expires. See Section 3 of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, if at the Expiration Time, the Company’s purchase of all shares properly tendered at or below the Cash Purchase Price in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, the Company will purchase shares first, from all holders of “odd lots” of less than 100 shares at the Expiration Time who properly tender all of their shares at or below the Cash Purchase Price and do not properly withdraw them before the Expiration Time, second, from all other shareholders who properly tender shares at or below the Cash Purchase Price and do not properly withdraw them before the Expiration Time, on a pro rata basis (except for shareholders who tendered shares conditionally for which the condition was not satisfied), and third, only if necessary to permit the Company to purchase shares for an aggregate Cash Purchase Price of up to $600 million, from holders who have properly tendered shares at or below the Cash Purchase Price conditionally (for which the condition was not initially satisfied) and do not properly withdraw them before the Expiration Time, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered and not properly withdrawn all of their shares. See Sections 1, 3 and 6 of the Offer to Purchase.

The Board of Directors of the Company (the “Board”) has unanimously approved the Offer pursuant to the recommendation of a committee of the Board, which is comprised solely of individuals, each of whom the Board has determined to be an independent director under Section 303A.02 of the NYSE Listed Company Manual (the “Committee”). However, none of the Board, the Committee, the Company, the Depositary and Paying Agent or the Information Agent (each term as defined in the Offer to Purchase) is making any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer. None of the directors of executive officers of the Company intend to tender any of their shares in the Offer. See Sections 2 and 11 of the Offer to Purchase.

The Offer is not conditioned upon the receipt of financing. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

Only the Plan Admin, as directed trustee of the Plan, can tender shares held by participants in the Plan in the Offer. Nonetheless, as a participant under the Plan, you have the right to direct the Plan Admin whether to tender some or all of the shares allocated to your individual account in the Plan as well as indicating a price in increments of $0.25 on the pricing grid below your election. The Plan Admin will tender shares attributable to participant accounts solely in accordance with participant instructions, and the Plan Admin will not tender shares attributable to participant accounts for which it does not receive timely or complete instructions. The Plan Admin makes no recommendation regarding the Offer. EACH PARTICIPANT MUST DECIDE WHETHER OR NOT TO TENDER SHARES.

CONFIDENTIALITY

To assure the confidentiality of your decision, the Tabulator will collect participant instructions and forward the information to the Plan Admin. Neither the Tabulator nor the Plan Admin and its affiliates and agents will make the results of your individual instruction available to the Company.

PROCEDURE FOR DIRECTING TRUSTEE

Enclosed is a Tender Offer Instruction Form which may be completed and returned to the Tabulator. For purposes of determining the number of shares attributable to participant accounts to be tendered in the Offer, the Plan Admin will apply your instructions to the number of shares attributable to your account as of the expiration date of the Offer; as such expiration date may be extended.

If you do not properly complete and return the Tender Offer Instruction Form by the deadline specified, subject to any extensions of the Offer, shares attributable to your account will be considered uninstructed and will not be tendered in the Offer.

To properly complete your Tender Offer Instruction Form, you must do the following:

(1) On the face of the Tender Offer Instruction Form, check Box 1 or 2. CHECK ONLY ONE BOX:

•	CHECK BOX 1 if you want ALL of the shares allocated to your individual account tendered (or offered) for sale in accordance with the terms of the Offer.

•	CHECK BOX 2 if you want to tender a portion of the shares allocated to your individual account in the Plan. Specify the percentage (in whole numbers) of shares attributable to your individual account that you want to tender for sale in accordance with the terms of this Offer. If this amount is less than 100%, you will be deemed to have instructed the Plan Admin NOT to tender the balance of the shares attributable to your individual account under the Plan.

•	In either case you will need to check a price form the pricing grid located below the respective options on the ESPP instruction form. If no box is checked, there is no valid tender of shares.

(2) Date and sign the Tender Offer Instruction Form in the space provided.

(3) Return the Tender Offer Instruction Form in the enclosed return envelope or via fax so that it is RECEIVED by the Tabulator at the address on the return envelope P.O. Box 43011, Providence, RI 02940-3011 not later than 5:00 p.m., New York City time, on May 11, 2018, unless the Offer is extended. If the Offer is extended, the deadline for receipt of your Tender Offer Instruction Form will be 5:00 p.m., New York City time, on the third business day prior to the expiration of the Offer, as extended. If you wish to return the form by overnight mail, please send it to Computershare Trust Company, N.A., Attn: Corporate Actions Voluntary Offer, Suite V, 250 Royall Street, Canton MA 02021.

You may also fax your Instruction Form to the Tabulator at (617) 360-6810. Your instructions will be deemed irrevocable unless withdrawn by 5:00 p.m., New York City time, on May 11, 2018. As described in the Offer to Purchase, the Company has the right to extend the Offer for certain periods. If the Offer is extended, the deadline for receipt of your notice of withdrawal will be 5:00 p.m., New York City time on the third business day prior to the expiration of the Offer, as extended. Any extensions of the expiration date for the Offer will be publicly announced by the Company. In the event of an announced extension, you may call the Plan Admin at (866) 320-4684 to obtain information on any new Plan participant instructions deadline.

In order to make an effective withdrawal of your instructions, you must submit a new Tender Offer Instruction Form, which may be obtained by calling Georgeson, the Information Agent at (877) 278-4774, or submit new instructions via fax to (617) 360-6810. Upon receipt of a new, completed, signed and dated Tender Offer Instruction Form, your previous instructions will be deemed cancelled. Please note that the last properly completed Tender Offer Instruction Form timely received from a participant will be followed.

After the deadline for providing instructions to the Tabulator, the Tabulator will complete the tabulation of all instructions and forward the information to the Plan Admin, and the Plan Admin, as directed trustee, will tender the appropriate number of shares on behalf of the Plan. Subject to the satisfaction of the conditions described in the Offer to Purchase, the Company will buy shares that are properly tendered through the Offer pursuant to terms and conditions of the Offer. Any shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan.

INDIVIDUAL PARTICIPANTS IN THE PLAN WILL RECEIVE A CHECK REPRESENTING THEIR CASH PROCEEDS.

WHAT HAPPENS IF THE COMPANY’S PURCHASE OF ALL SHARES TENDERED IN THE OFFER WOULD RESULT IN AN AGGREGATE CASH PURCHASE PRICE OF MORE THAN $600 MILLION?

If the Company’s purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn prior to the Expiration Time in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, the Company will purchase shares:

•	first, from all holders of “odd lots” of less than 100 shares at the Expiration Time who properly tender all of their shares at or below the Cash Purchase Price and do not properly withdraw them before the Expiration Time;

•	second, from all other shareholders who properly tender shares at or below the Cash Purchase Price and do not properly withdraw them before the Expiration Time, on a pro rata basis (except for shareholders who tendered shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit the Company to purchase shares for an aggregate Cash Purchase Price of up to $600 million, from holders who have properly tendered shares at or below the Cash Purchase Price conditionally (for which the condition was not initially satisfied) and do not withdraw them before the Expiration Time, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered all of their shares. See Section 1, 3 and 6 of the Offer to Purchase.

Because of the “odd lot” priority, proration and conditional tender provisions described in Section 7 of the Offer to Purchase, the Company may not purchase all of the shares that you properly tender even if you tender them at or below the Cash Purchase Price. See Section 1 of the Offer to Purchase.

IF I OWN FEWER THAN 100 SHARES AT THE EXPIRATION TIME AND I TENDER ALL OF MY SHARES, WILL I BE SUBJECT TO PRORATION?

If you own beneficially or of record fewer than 100 shares in the aggregate at the Expiration Time, you properly tender all of these shares at or below the Cash Purchase Price and you complete the section entitled “Odd Lots” in the Tender Offer Instruction Form, the Company will purchase all of your shares without subjecting them to the proration procedure, unless the aggregate amount of “odd lot” tenders are at or below the Cash Purchase Price exceeds an aggregate Cash Purchase Price of $600 million. See Section 1 of the Offer to Purchase.

FOLLOWING THE OFFER, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause the Company to stop being quoted on the NYSE or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The consummation of the Offer will decrease the Company’s “public float” (the number of shares owned by non-affiliate shareholders and available for trading in the securities markets), which may result in less liquidity and trading volume of the shares and could potentially result in an increase in price volatility. Shareholders may not be able to sell non-tendered shares in the future on NYSE or otherwise at a net price higher than the value of the Cash Purchase Price in the Offer. The Company can give no assurance as to the price at which a shareholder may be able to sell his or her shares in the future.

IF THE OFFER IS COMPLETED

If each of the conditions to the Offer are met, upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, the Company will determine the Cash Purchase Price that the Company will pay for those shares properly tendered, for an aggregate Cash Purchase Price of up to $600 million. The Cash Purchase Price will be the lowest price per share not greater than $108.00 nor less than $98.00 per share (in multiples of $0.25), as adjusted for any stock split, at which shares have been properly tendered in the Offer that will enable the Company to purchase the maximum number of shares for an aggregate Cash Purchase Price of up to $600 million. If fewer than such number of shares as would enable the Company to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million are properly tendered, the Company will select the lowest price that will allow it to purchase all the shares that are properly tendered. Cash proceeds received by the Plan from the Offer will be allocated to participant Plan accounts and invested in your Plan’s default investment, which is the Plan Admin Retirement Fund with a target date closest to when you turn age 65. You may redirect those funds at any time to any of the investment funds available under the Plan by calling the Plan Admin at (866) 320-4684. The cash proceeds received by the Plan and allocated to your Plan account in the Offer will not be subject to taxation at the time allocated as they will not be distributed by the Plan to you, but will remain in your Plan account subject to Plan rules on withdrawal and distribution.

SHARES OUTSIDE THE PLAN

If you hold shares directly, you will have received, under separate cover, tender offer materials which can be used to tender such shares. Those tender offer materials may not be used to direct the Plan Admin to tender or not tender the shares attributable to your individual account under the Plan. The instructions to tender or not tender shares attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter on the Tender Offer Instruction Form. Similarly, the enclosed Tender Offer Instruction Form may not be used to tender non-Plan shares.

FURTHER INFORMATION

If you require additional information concerning the procedure to tender shares attributable to your individual account under the Plan, please contact the Plan Admin at (866) 320-4684. If you require additional information concerning the terms and conditions of the Offer, please call Georgeson, the information agent for the Offer, at (877) 278-4774.